March 1, 2011

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magma Design Automation, Inc.
Form 10-K for the Fiscal Year Ended May 2, 2010
Filed July 16, 2010
File No. 000-33213

Dear Mr. Gilmore:

Magma Design Automation, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 18, 2011 (the “Letter”) relating to the Company’s above-referenced Form 10-K for the fiscal year ended May 2, 2010 (the “2010 Form 10-K”). The Company’s response to the Staff’s comment is set forth below. For the convenience of the Staff, the comment is restated in italics prior to our response.

Form 10-K for the Fiscal Year Ended May 2, 2010

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 71

1.	We note your disclosure that you have established vendor-specific objective evidence (VSOE) of fair value for consulting and training services and that revenue is recognized as the services are performed. Please clarify your revenue recognition policy for such services when they are included in bundled arrangements that include time-based licenses and post-contract support (PCS) where VSOE of PCS has not been established.

Response: The Company advises the Staff that where consulting and training services are included in bundled arrangements that include time-based licenses and PCS where VSOE of PCS has not been established, the Company recognizes the entire arrangement fee ratably over the PCS service period, beginning with the delivery of the software, provided that all other revenue recognition criteria are met.

Mr. Patrick Gilmore

March 1, 2011

In response to the Staff’s comment, in its future filings on Form 10-K, the Company intends to revise the disclosure provided in Note 1 of the Notes to Consolidated Financial Statements regarding multiple element arrangements to clarify this revenue recognition policy. The Company intends to include similar clarifying disclosure in its Form 10-Q that will be filed for the third quarter ended January 30, 2011.

The following is an example of such revised disclosure based on the disclosure included on page 71 of the 2010 Form 10-K (additions are marked by underline):

“The Company provides design methodology assistance and specialized services relating to generalized turnkey design services. The Company has VSOE of fair value for consulting and training services. Therefore, revenue from such services is recognized when such services are performed. The Company’s consulting services generally are not essential to the functionality of the software. The Company’s software products are fully functional upon delivery and implementation does not require any significant modification or alteration. The Company’s services to its customers often include assistance with product adoption and integration and specialized design methodology assistance. Customers typically purchase these professional services to facilitate the adoption of the Company’s technology and dedicate personnel to participate in the services being performed, but they may also decide to use their own resources or appoint other professional service organizations to provide these services. Software products are billed separately and independently from consulting services, which are generally billed on a time-and-materials or milestone-achieved basis. The Company generally recognizes revenue from consulting services as the services are performed.

Where consulting and training services are included in bundled arrangements that include time-based licenses and PCS where VSOE of PCS has not been established, the Company recognizes the entire arrangement fee ratably over the PCS service period, beginning with the delivery of the software, provided that all other revenue recognition criteria are met.

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In connection with responding to the Staff’s comment, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (408) 565-6040 with any questions or comments regarding this letter.

Sincerely,

Magma Design Automation, Inc.

/s/ Peter S. Teshima
Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer